Exhibit 99.9

Translation for Informational Purposes Only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

ANNUAL REPORT OF THE CORPORATE PRACTICES COMMITTEE

Fiscal Year of 2023

Dear shareholders and members of the board of directorsof Corporación Inmobiliaria Vesta, S.A.B. de C.V:

The undersigned in my character of chairman of the corporate practices committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), and according to the provisions of article 43 of the Securities Market Law, hereby submit the annual report of the committee presided by the undersigned during the fiscal year ended on December 31, 2023.

During the fiscal year ended on December 31, 2023, the committee was comprised as follows:

Member	Title	Character
Francisco Javier Mancera de Arrigunaga	President	Independent Board Member
Osear Francisco Cázares Elias	Member	Independent Board Member
José Guillermo Zozaya Delano	Member	Independent Board Member
José Antonio Pujals Fuentes	Member	Independent Board Member
Lorenzo Manuel Berho Corona	Permanent Invitee	Executive Chairman of the Board

The activities of the corporate practices committee during the fiscal year of 2023 were performed according to the provisions of the Securities Market Law, the General Provisions Applicable to the Issuers and other Participants in the Market, the code of principles and best practices of corporate governance, and other laws, regulations and rules applicable to the Company.

During the fiscal year ended on December 31st, 2023, the corporate practices committee adopted resolutions on: (i) January 19th, (ii) February 1st, (iii) March 6th, (iv) March 9th, and (iv) November 11th.

The relevant matters attended and with respect to which this corporate practice committee issued a resolution and/or a recommendation to the board of directors of the Company, were the following:

I.	Performance of the employees and executives of the Company during 2022.

II.	Review of the objectives for the executives of the Company for 2023.

III.	Compensation package of the CEO, the executive chairman of the board of directors and the upper management for 2023, including salaries, short and long term incentives.

IV.	Integration of the board and committees of the Company and their respective compensations for 2023.

V.	Review of the organizational structure of the Company.

VI.	Review of executives compensation plans.

VII.	Review of the duties of the members of the committee; and

VIII.	Approval of the related parties transactions policy.

During the fiscal year ended on December 31, 2023, the committee did not receive any notice of transactions with parties related to the executives of the Company, nor did grant any waiver for the executives of the Company to benefit from business opportunities corresponding to the Company.

Mexico City, January 8th, 2024.

/S/

Javier Mancera Arrigunaga

Chairman of the Corporate Practices Committee of

Corporación Inmobiliaria Vesta, S.A.B. de C.V.